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                                                  SEC USE ONLY
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                                                  DOCUMENT SEQUENCE NO.
                                                  CUSIP NUMBER
                                                  WORK LOCATION
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:       Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1  (a)  NAME OF ISSUER (Please type or print)

        Gannett Co., Inc.
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1  (b)  IRS IDENT. NO.

        16-0442930
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1  (c)  S.E.C. FILE NO.

        1-6961
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1  (d)  ADDRESS OF ISSUER

        7950 Jones Branch Drive,  McLean,    Virginia                22107
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        Street                   City            State             Zip Code
   -----------------------------------------------------------------------------
1  (e) TELEPHONE NO.

        (703)                        854-6000
   -----------------------------------------------------------------------------
          Area Code                     Number
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2  (a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

        Paul Davidson
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2  (b)  IRS IDENT. NO.

   -----------------------------------------------------------------------------
2  (c)  RELATIONSHIP TO ISSUER

        Officer/Chief Executive/Newsquest Media Group
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2  (d)  ADDRESS

        c/o Gannett Co., Inc.
        7950 Jones Branch Drive,  McLean,    Virginia                22107
   -----------------------------------------------------------------------------
        Street                   City            State             Zip Code
================================================================================
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the S.E.C. File Number.


====================================================================================================================================
           (b) Name and Address
               of Each Broker                   (c) Number                      (e) Number
3(a)           Through Whom the                     of Shares                       of Shares
 Title         Securities Are To                    or Other                        or Other     (f) Approximate   (g) Name of Each
 of the        Be Offered or        SEC USE ONLY    Units To      (d) Aggregate     Units            Date of Sale      Securities
 Class of      Each Market Maker                    Be Sold           Market Value  Outstanding      (See Instr.       Exchange
 Securities    Who Is Acquiring    Broker-Dealer    (See instr        (See instr.   (See instr.      3(f))             (See Instr.
 To Be Sold    the Securities       File Number     3(c))             3(d))         3(e))            (MO./DAY/YR.)     3(g))
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common     Tony Fagella                         6,625             $502,506.25     267,272,115     on or after         NYSE
Stock      Deutsche Bank Alex Brown                                                               11/08/02
           280 Park Ave., 3E
           New York, NY 10017

====================================================================================================================================


INSTRUCTIONS:

1. (a) Name of Issuer.                                            3. (a) Title of the class of securities to be sold.
   (b) Issuer's I.R.S.Identification Number.                         (b) Name and address of each broker through whom the
   (c) Issuer's S.E.C. file number, if any.                              securities are intended to be sold.
   (d) Issuer's address, including zip code.                         (c) Number of shares or other units to be sold (if debt
   (e) Issuer's telephone number, including area code.                   securities, give the aggregate face amount).
2. (a) Name of person for whose account the securities are           (d) Aggregate market value of the securities to be sold as
       to be sold.                                                       of a  specified date within 10 days prior to the filing
   (b) Such person's I.R.S. identification number, if                    of this  notice.
       such person is an entity.                                     (e) Number of shares or other units of the class outstanding,
   (c) Such person's relationship to the issuer (e.g.,                   or if debt securities, the face amount thereof outstanding,
       officer, director, 10% stockholder, or member of                  as shown by the most recent report or statement published
       immediate family of any of the foregoing).                        by the  issuer.
   (d) Such person's address, including zip code.                    (f) Approximate date on which the  securities are to be sold.
                                                                     (g) Name of each securities  exchange, if any, on which
                                                                         the securities are intended to be sold.


====================================================================================================================================
                                                  TABLE I -- SECURITIES TO BE SOLD
                                        Furnish the following information with respect to the
                                  acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other
                                                       consideration therefor:
====================================================================================================================================


                                                         Name of Person
                                                         from Whom Acquired
                                 Nature of                (If gift, also        Amount of
   Title of      Date You        Acquisition              give date donor       Securities         Date of
   the Class     Acquired        Transaction                acquired)           Acquired           Payment        Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common           on or           Stock Option            Gannett Co., Inc.      6,625              Upon Exercise  Cash
Stock            after            Exercise                                                         on or after
                 11/08/02                                                                          11/08/02
====================================================================================================================================

INSTRUCTIONS:
1.   If the securities were purchased and full payment     2.   If within two years after the acquisition of the
     therefor was not made in cash at the time of               securities the person for whose account they are
     purchase, explain in the table or in a note                to be sold had any short positions, put or other
     thereto the nature of the consideration given. If          option to dispose of securities referred to in
     the consideration consisted of any note or other           paragraph (d)(3) of Rule 144, furnish full
     obligation, or if payment was made in                      information with respect thereto.
     installments, describe the arrangement and state
     when the note or other obligation was discharged
     in full or the last installment paid.

====================================================================================================================================
                                        TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
                                             Furnish the following information as to all
                                              securities of the issuer sold during the
                                                past 3 months by the person for whose
                                               account the securities are to be sold.
====================================================================================================================================
                                                                                             Amount of
      Name and Address of Seller           Title of Securities Sold      Date of Sale      Securities Sold      Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



====================================================================================================================================

REMARKS:
INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule     ATTENTION: The person for whose account the securities
144. Information is to be given not only as to the          to which this notice relates are to be sold hereby
person for whose account the securities are to be sold      represents by signing this notice that he does not know
but also as to all other persons included in that           any material adverse information in regard to the
definition. In addition, information shall be given as      current and prospective operations of the Issuer of the
to sales by all persons whose sales are required by         securities to be sold which has not been publicly
paragraph (e) of Rule 144 to be aggregated with sales       disclosed.
for the account of the person filing this notice.


      11/11/02                                                  /s/Paul Davidson
   ---------------------                                     --------------------------------
      DATE OF NOTICE                                         SIGNATURE


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.
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  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (see 18 U.S.C.ss.1001).
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